Exhibit 11.1

MESTEK, INC.

Schedule of Computation of Earnings Per Common Share

	Years Ended December 31,
	2005	2004	2003
	(dollars in thousands, except earnings per share)

Net Income (Loss)	$7,452	$21,534	($43,165)

Basic Earnings (Loss) Per Common Share:
Continuing Operations	$0.43	$1.77	($5.43)
Discontinued Operations	0.43	0.72	0.48
Net Income (Loss)	$0.86	$2.49	($4.95)

Basic Weighted Average Shares Outstanding	8,673	8,658	8,722

Diluted Earnings (Loss)Per Common Share:
Continuing Operations	$0.43	$1.76	($5.43)
Discontinued Operations	0.43	0.72	0.48
Net Income (Loss)	$0.86	$2.48	($4.95)

Diluted Weighted Average Shares Outstanding	8,686	8,678	8,722